Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
	(Dollars in thousands)
Consolidated income before income taxes and minority interests	$43,814	$77,053	$38,144	$116,029	$66,736	$69,166
Interest sensitive and index product benefits and amortization of deferred sales inducements	221,867	235,836	571,917	429,062	311,479	309,034
Interest expense on notes payable	11,288	19,773	20,916	21,278	20,482	2,673
Interest expense on subordinated debentures	12,078	19,445	22,520	21,354	14,145	9,609
Interest expense on amounts due under repurchase agreements and other interest expense	344	8,207	15,926	32,931	11,280	3,148
Interest portion of rental expense	361	459	468	431	388	344
Consolidated earnings	$289,752	$360,773	$669,891	$621,085	$424,510	$393,974

Interest sensitive and index product benefits and amortization of deferred sales inducements	$221,867	$235,836	$571,917	$429,062	$311,479	$309,034
Interest expense on notes payable	11,288	19,773	20,916	21,278	20,482	2,673
Interest expense on subordinated debentures	12,078	19,445	22,520	21,354	14,145	9,609
Interest expense on amounts due under repurchase agreements and other interest expense	344	8,207	15,926	32,931	11,280	3,148
Interest portion of rental expense	361	459	468	431	388	344
Combined fixed charges	$245,938	$283,720	$631,747	$505,056	$357,774	$324,808

Ratio of consolidated earnings to fixed charges	1.2	1.3	1.1	1.2	1.2	1.2

Ratio of consolidated earnings to fixed charges, both excluding interest credited to account balances and amortization of deferred sales inducements	2.8	2.6	1.6	2.5	2.4	5.4

On January 1, 2009, we adopted and applied retrospectively to all periods presented an accounting standard for convertible debt instruments that may be settled in whole or in part in cash.  Our contingent convertible senior notes that fall within the scope of this accounting standard were issued by us in December 2004.